United States securities and exchange commission logo





                             November 12, 2021

       John Cappello
       President
       Emergent Health Corp.
       20138 Valley Forge Circle
       King of Prussia, PA 19406

                                                        Re: Emergent Health
Corp.
                                                            Registration
Statement on Form 1-A
                                                            Filed November 5,
2021
                                                            File No. 024-11708

       Dear Dr. Cappello:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 202-551-6001 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Eric Newlan